Exhibit (a)(1)(ii)

OFFER TO PURCHASE

BMC FUND, Inc.

800 Hickory Blvd. SW

Lenoir, North Carolina, 28645

OFFER TO PURCHASE INTERESTS IN BMC FUND, INC.

Dated August 9, 2021

LETTERS OF TRANSMITTAL MUST BE

RECEIVED BY BMC FUND, INC. BY, AND THE OFFER WILL EXPIRE AT 11:59 P.M. (EASTERN

TIME) ON SEPTEMBER 10, 2021, UNLESS THE OFFER IS EXTENDED

To the shareholders of BMC Fund, Inc.:

BMC Fund, Inc., a closed-end investment company organized as a North Carolina corporation (the “Fund”), is offering to purchase on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) all Shares (as defined below) of the Fund. The Fund has received a demand by several Shareholders that the Fund offer to redeem Shares of the Fund. Accordingly, this Offer to Purchase is being made in response to those demands and any Shares tendered by a holder pursuant to this Offer to Purchase shall be treated by the Fund as constituting a demand by the holder of the tendered Shares that those Shares be redeemed by the Fund in accordance with Section 852(b)(6) of the Internal Revenue Code of 1986, as amended. The Offer to Purchase is being made to shareholders of the Fund (“Shareholders”) at a price equal to the net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund) of the tendered Shares as of September 30, 2021, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”). As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or portions thereof, as the context requires.

Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m. (Eastern Time) on September 10, 2021 (the “Notice Due Date”).1 Until the Notice Due Date, Shareholders have the right to withdraw any tenders of Shares. Shares withdrawn may be re-tendered; provided, however, that such tenders are made before the Notice Due Date by following the tender procedures described herein. Notwithstanding the foregoing, if the Fund has not affirmatively accepted the tendered Shares by sending a letter in the form of Exhibit (a)(1)(v) hereto, Shareholders may withdraw their tendered Shares on or after October 5, 2021 (i.e., the date that is forty (40) business days from August 9, 2021).

The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. There is no established trading market for the Shares and Shares are subject to substantial transfer restrictions and may not be transferred or resold except under the limited circumstances permitted under the Fund’s registration statement dated (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Amended And Restated Bylaws, dated as of December 14, 2006 (as it may be amended, modified or otherwise supplemented from time to time, the “Bylaws”).

1 The Fund may, but does not expect to, extend the offer past 11:59 p.m. (Eastern Time) on September 10, 2021, in the discretion of the Fund’s Board of Directors, in which case the date designated as the due date in the notice of extension would become the Notice Due Date. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders.

If the Fund accepts the tender of a Shareholder’s Shares, the amounts required to be paid by the Fund generally will be paid in a combination of: (a) marketable securities held by the Fund, which would be distributed to Shareholders generally on a pro rata basis; and (b) cash (including cash on hand and proceeds from the liquidation of investments held by the Fund); provided, however, that the Fund retains the option to pay all of the repurchase price solely in cash or solely in marketable securities. Notwithstanding the foregoing, the Fund has determined that tendering Shareholders whose tendered Shares in the aggregate have a net asset value of less than $100,000 as of September 30, 2021 will be paid solely in cash.

Shareholders should be aware that the value of the Shares tendered in the Offer likely will change between the date of this letter and September 30, 2021, when the value of the Shares tendered to the Fund for purchase will be determined. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through October 1, 2021, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares as of the date most recently calculated by the Fund may contact BMC Fund, Inc., c/o Wendy Sims, 800 Hickory Blvd. SW, Lenoir, North Carolina, 28645, telephone number (828) 758-6100, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to c/o Wendy Sims, 800 Hickory Blvd. SW, Lenoir, North Carolina, 28645 in the manner set out below.

Important

None of the Fund or the Fund’s Board of Directors makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund or the Fund’s Board of Directors.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

WENDY SIMS

BMC FUND, INC.

800 HICKORY BLVD. SW

LENOIR, NC 28645

(828) 758-6100

SECTION 1. SUMMARY TERM SHEET.

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
August 9, 2021	Commencement Date	The date as of which the Offer commenced
September 10, 2021[1]	Notice Due Date	The date that is the deadline for Shareholders to tender Shares for purchase
September 30, 2021[2]	Valuation Date	The date upon which the Shares tendered pursuant to the Offer are valued for purposes of the repurchase of such Shares
October 1, 2021[3]	Repurchase Date	The date upon which Shares tendered pursuant to the Offer are purchased and Shareholders no longer are shareholders with respect to such tendered and purchased Shares

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

What is the Fund offering to do?

•	The Fund is offering to purchase all Shares of the Fund. A Shareholder may tender some or all of the Shareholder’s Shares.

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

1 Note this date is subject to any extension of the Offer by the Fund in the discretion of the Board of Directors.

2 Note this date is subject to any extension of the Offer by the Fund in the discretion of the Board of Directors.

3 Note this date is subject to any extension of the Offer by the Fund in the discretion of the Board of Directors.

What will Shareholders who tender Shares receive?

•	Shareholders who tender Shares will receive the tendered Shares’ net asset value as of September 30, 2021. The net asset value of the Shares is calculated by taking (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, and dividing by (b) the number of outstanding Shares of the Fund.

How will payments for tendered Shares accepted by the Fund be made?

•	The amounts required to be paid by the Fund generally will be paid in a combination of: (a) marketable securities held by the Fund and (b) cash. However, the Fund has determined that tendering Shareholders whose tendered Shares have an aggregate net asset value of less than $100,000 as of September 30, 2021, will be paid solely in cash. The Fund has also determined that if a Shareholder tenders some of the Shareholder’s Shares, then the Fund will repurchase the remainder of the Shareholder’s Shares in the Fund if the aggregate value of the Shareholder’s Shares not tendered is, at the time of such Valuation Date, less than $10,000.

Note:	Notwithstanding the foregoing, the Fund retains the option to pay all of any particular Shareholder’s repurchase price solely in cash or solely in marketable securities.

•	Proceeds will be: (a) in the case of marketable securities, transferred to the brokerage account listed in the Shareholder’s Letter of Transmittal; (b) in the case of cash and cash equivalents, wire transferred to an account designated by the Shareholder in the Letter of Transmittal; or (c) a combination of (a) and (b).

•	Because payment to Shareholders tendering Shares with a value in excess of $100,000 is expected to be made (at least in part) by making a distribution of marketable securities held by the Fund, such Shareholders must maintain a brokerage account at a registered broker-dealer and provide such brokerage account information in the Letter of Transmittal in order to receive payment for tendered Shares.

When will tendering Shareholders receive payment for their tendered Shares?

•	If the Fund accepts the tender of a Shareholder’s Shares, the tendering Shareholder will receive an initial payment equal to at least ninety-five percent (95%) of the unaudited value of the tendered Shares as of September 30, 2021 (the “Initial Payment”). The Initial Payment will be made on or about October 1, 2021.

•	Tendering Shareholders will also receive a second payment (the “Final Payment”) in cash equal to the difference, if any, of (a) the aggregate value of the repurchased Shares, as of September 30, 2021, after the annual audit of the financial statements of the Fund for the fiscal year ending October 31, 2021, minus (b) the Initial Payment.

•	The Final Payment will be payable promptly after the completion of the Fund’s next annual audit. The Fund expects that the audit will be completed and the Final Payment will be made on or before December 31, 2021.

Why are two payments (the Initial Payment and the Final Payment) being made?

•	Two payments are being made in order to allow for the completion of the Fund’s annual audit prior to the Final Payment.

•	If, after the Fund’s annual audit, it is determined that the value that was used to calculate the Initial Payment was incorrect, the Fund will adjust the purchase price paid for tendered Shares such that the total purchase price paid to a Shareholder is equal to the value of such Shareholder’s Shares as of September 30, 2021.

Will Shareholders incur federal income tax liabilities as a result of tendering their Shares?

•	The repurchase of Shares is a taxable event on which a gain or loss may be recognized for federal income tax purposes. The amount of gain or loss is based on the difference between your income tax basis in the Shares and the sum of (i) the amount you receive in cash and (ii) the fair market value you receive in marketable securities for them upon disposition, which includes the Initial Payment and Final Payment.

•	The repurchase of Shares may also be a taxable event on which a gain or loss may be recognized for state and local tax purposes.

•	Please consult with your tax professional to determine the specific tax consequences of tendering your shares.

What is the current value of the Shares?

•	As of April 30, 2021, the net asset value of the Fund was $112,049,992, and the net asset value per share was $22.71. The value of the Shares is likely to change between the date hereof and September 30, 2021, when the value of the Shares being purchased will be determined.

•	If a Shareholder would like to obtain the estimated net asset value of their Shares as of the date most recently calculated by the Fund, the Shareholder may contact BMC Fund, Inc. at (828) 758-6100 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

How can Shareholders tender their Shares?

•	If a Shareholder would like the Fund to purchase their Shares, the Shareholder should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to BMC Fund, Inc. c/o Wendy Sims 800 Hickory Blvd. SW Lenoir, NC 28645; or (ii) fax it to BMC Fund, Inc. at (828) 758-8919 Attention: Tender Offer, so that it is received on or before 11:59 p.m. (Eastern Time) on September 10, 2021.

How long do Shareholders have to make a decision?

•	The Offer will remain open from August 9, 2021 until 11:59 p.m. (Eastern Time) on September 10, 2021, unless the Offer is extended by the Fund at the discretion of the Board of Directors.

•	If a Shareholder desires to tender Shares for purchase, the Shareholder must do so by 11:59 p.m. (Eastern Time) on September 10, 2021, at which time the Offer is scheduled to expire.

•	Until 11:59 p.m. (Eastern Time) on September 10, 2021, you have the right to withdraw any tenders of your Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m. (Eastern Time) on September 10, 2021, by following the tender procedures described herein. Notwithstanding the foregoing, if the Fund has not affirmatively accepted the tendered Shares by sending a letter in the form of Exhibit (a)(1)(v) hereto, Shareholders may withdraw their tendered Shares on or after October 5, 2021.

•	A Shareholder that tenders all the Shareholder’s Shares will remain a Shareholder of the Fund through October 1, 2021, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

Are the terms of the Offer subject to change?

•	Please note that just as each Shareholder has the right to withdraw its tender until 11:59 p.m. (Eastern Time) on September 10, 2021, the Fund has the right to cancel or postpone the Offer at any time before 11:59 p.m. (Eastern Time) on September 10, 2021.

•	Please also note that the Fund, in the discretion of the Board of Directors, may amend the Offer at any time upon notice to Shareholders.

SECTION 2. TERMS OF THE TENDER OFFER.

(a)(1)(i) The Fund is offering to purchase all Shares of the Fund.

(ii) The Fund will purchase tendered Shares at their net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund) calculated as of September 30, 2021. The purchase amounts required to be paid by the Fund will be paid in a combination of: (a) marketable securities held by the Fund, which would be distributed to Shareholders generally on a pro rata basis; and (b) cash (including cash on hand and proceeds from the liquidation of investments held by the Fund); provided, however, that the Fund retains the option to pay all of the repurchase price solely in cash or solely in marketable securities. Notwithstanding the foregoing, the Fund has determined that tendering Shareholders whose tendered Shares in the aggregate have a net asset value of less than $100,000 as of September 30, 2021, will be paid solely in cash.

(iii) Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m. (Eastern Time) on September 10, 2021, subject to any extension of the Offer made in the discretion of the Fund’s Board of Directors.

(iv) Not applicable.

(v) In the discretion of the Board of Directors, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension

(vi) Until 11:59 p.m. (Eastern Time) on September 10, 2021, Shareholders have the right to withdraw any tenders of Shares. Shares withdrawn may be re-tendered; provided, however, that such tenders are made before 11:59 p.m. (Eastern Time) on September 10, 2021, by following the tender procedures described herein. Notwithstanding the foregoing, if the Fund has not affirmatively accepted the tendered Shares by sending a letter in the form of Exhibit (a)(1)(v) hereto, Shareholders may withdraw their tendered Shares on or after October 5, 2021 (i.e., the date that is forty (40) business days from August 9, 2021).

(vii) Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by 11:59 p.m. (Eastern Time) on September 10, 2021, a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal.

The Fund recommends that all documents be submitted to the Fund via certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering a Share, including, but not limited to, the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Share or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Board of Directors will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

Until 11:59 p.m. (Eastern Time) on September 10, 2021, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m. (Eastern Time) on September 10, 2021, by following the tender procedures described herein. Notwithstanding the foregoing, if the Fund has not affirmatively accepted the tendered Shares by sending a letter in the form of Exhibit (a)(1)(v) hereto, Shareholders may withdraw their tendered Shares on or after October 5, 2021 (i.e., the date that is forty (40) business days from August 9, 2021). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. The amount offered for the Shares tendered by Shareholders will be the value thereof as of September 30, 2021. The Fund will not pay interest on the purchase amount.

(ix) Not Applicable.

(x) Not Applicable.

(xi) The Fund shall report the repurchase of Shares as a redemption of the Shares for accounting and financial statement reporting purposes in in accordance with GAAP, the Financial Accounting Standards Board and applicable SEC guidance. However, the Fund expects to treat the unrealized gains and losses attributable to the marketable securities that are being distributed by the Fund to a holder of Shares in redemption as not having been realized by the Fund for federal income tax purposes. Accordingly, the unrealized gains and losses inherent in the marketable securities distributed “in-kind” in the redemption will not be treated as being either realized or recognized by the Fund for federal income tax purposes. In addition, as is customary in a redemption, the Fund expects to proportionately reduce its paid in capital and retained earnings balances with respect to the Shares that are redeemed.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund in a combination of marketable securities and cash (including cash on hand and proceeds from the liquidation of investments held by the Fund) pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

The repurchase of Shares is a taxable event on which a gain or loss may be recognized for federal income tax purposes. The amount of gain or loss is based on the difference between your income tax basis in the Shares and the sum of (i) the amount you receive in cash and (ii) the fair market value you receive in marketable securities for them upon disposition, which includes the Initial Payment and Final Payment. Generally, you will recognize long-term capital gain or loss if you have held your Shares for over twelve months at the time you dispose of them. Gains and losses on shares held for twelve months or less will generally constitute short-term capital gains, except that a loss on Shares held six months or less will be recharacterized as a long-term capital loss to the extent of any capital gains distributions that you have received on the Shares. A loss realized on a sale or exchange of Shares may be disallowed under the so-called “wash sale” rules to the extent the Shares disposed of are replaced with other Shares within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment of Shares in other Shares. If disallowed, the loss will be reflected in an adjustment to the basis of the Shares acquired.

The repurchase of Shares may also be a taxable event on which a gain or loss may be recognized for state and local tax purposes.

(2) Not Applicable.

(b) Any Shares to be purchased from any officer or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

SECTION 3. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders consistent with the demand from certain Shareholders. Because there is no market for Shares and Shares may not be transferred or resold except under the limited circumstances permitted under the Fund’s registration statement dated (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Amended And Restated Bylaws, dated as of December 14, 2006 (as it may be amended, modified or otherwise supplemented from time to time, the “Bylaws”), the Board of Directors has determined, after consideration of various factors, that the Offer is in the best interests of Shareholders to provide liquidity for Shares.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. Payment for Shares purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Shares that are tendered to the Fund in connection with the Offer if accepted for repurchase, will be repurchased and retired, resulting in an increase in the expense ratios of the remaining Shares in the Fund (assuming no further issuance).

(c) As previously disclosed in a Schedule 13D filed on February 18, 2021, certain Shareholders entered into a common interest agreement on February 8, 2021 pursuant to which such Shareholders agreed to, among other things, seek further information on the performance and operations of the Fund and to act collectively with respect to the election of the Board of Directors of the Fund. At the Annual Meeting, the Board’s size was reduced and a majority of the then serving Board of Directors was replaced, resulting in the election of three new Directors (the “New Directors”) and the re-election of two existing Directors (the “Legacy Directors”). Following the completion of the Initial Payment, the New Directors each expect to resign and following the completion of the Final Payment, the Legacy Directors each expect to resign

None of the Fund, the Board of Directors or any person controlling the Fund, has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend policy or indebtedness or capitalization of the Fund; (4) any change in any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares; or (7) any changes in the Bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A §§ 229.1006(c) are not applicable to the Fund.

SECTION 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The amounts required to be paid by the Fund generally will be paid in a combination of: (i) marketable securities held by the Fund, which would be distributed to Shareholders generally on a pro rata basis; and (ii) cash (including cash on hand and proceeds from the liquidation of investments held by the Fund); provided, however, that the Fund retains the option to pay all of the repurchase price solely in cash or solely in marketable securities. Notwithstanding the foregoing, the Fund has determined that tendering Shareholders whose tendered Shares in the aggregate have a net asset value of less than $100,000 as of September 30, 2021, will be paid solely in cash.

The Fund does not have alternative financing arrangements if the expected funding sources do not generate the required funds. The amount of consideration required to effectuate the repurchase of the tendered Shares will depend on the net asset value of the tendered Shares as of September 30, 2021.

(b) The Offer is not conditioned upon any financing arrangements.

(d) The Fund currently does not intend to borrow funds in the ordinary course of business to repurchase Shares tendered under the Offer.

SECTION 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of July 13, 2021, the following officers and directors of the Fund listed in Item 3 of Schedule Tender Offer owned the number of Shares as indicated below:

Person	Number of Shares	Percentage of Shares Outstanding
M. Hunt Broyhill	77,406	1.56905
Christopher R. Pavese	50	0.00101
Alan R. Deal	0	0
Danny A. Gilbert	360	0.00729
R. Donald Farmer	11,240	0.22784
Mark E. Roberts	0	0
David B. Gilbert	0	0
Dale B. Brown	0	0
Samuel P. McNeil Jr.	0	0
Wendy Sims	0	0

(b) There have not been any transactions involving Shares effected by the Fund, or any officer or director of the Fund, or any person controlling or under common control with the Fund in the last 60 days.

SECTION 6. MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO, together with exhibits pursuant to Regulation M-A under the Securities Exchange Act of 1934 with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.